K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

August 16, 2018
VIA EDGAR
Mr. Ray Be
Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Income Funds (File No. 333-226090) Responses to Comments on the Registration Statement on Form N-14

Dear Messrs. Manion and Be:

The following are responses to the comments that we received by telephone from Mr. Manion on July 25, 2018 and Mr. Be on August 2, 2018, respectively, regarding the registration statement on Form N-14 (“Registration Statement”) of the First Investors Income Funds (“Registrant”) related to the reorganization (“Reorganization”) of the First Investors Government Fund (“Government Fund”), a series of the Registrant, into the First Investors Limited Duration Bond Fund (“Limited Duration Fund”), another series of the Registrant.  The Government Fund and the Limited Duration Fund also may be referred to herein as the “Target Fund” and the “Acquiring Fund,” respectively, or as a “Fund.”
The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on July 6, 2018.  SEC staff (“Staff”) comments are set forth in bold below and are followed by the Registrant’s responses. Defined terms used herein but not defined have the same meanings as in the Registration Statement.  The Trust believes that the responses below fully address the Staff’s comments.
Disclosure Comments
1.
Please note that any comments may relate to or involve language that is repeated or restated in another section of the Registration Statement.  Please make corresponding and consistent changes as appropriate throughout the Registration Statement.

The Registrant confirms that, where the Registrant deems applicable and appropriate, corresponding changes in response to the Staff’s comments have been made in the Rule 497 filing submitted with this response letter.

2.
The President’s letter discloses only the potential benefits of the Reorganization.  Add disclosure to the President’s Letter explaining that, after the Reorganization, the Government Fund’s shareholders will be invested in a bond fund that invests in a

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variety of debt securities and discuss the related differences in the Funds’ risk profiles.

The Registrant has added the following disclosure to the President’s letter:

The funds have similar investment objectives but different investment strategies.  The primary difference between the funds’ investment strategies is that the Target Fund invests principally in securities issued or guaranteed as to payment of principal and interest by the U.S. Government, its agencies or instrumentalities, while the Acquiring Fund invests principally in a variety of investment grade debt securities, including corporate bonds, U.S. Government securities, securities issued by U.S. government-sponsored enterprises, and mortgage-backed and other asset-backed securities and, to a lesser extent, invests in below investment grade corporate bonds, also known as “high yield” or “junk bonds.” Because of the Acquiring Fund’s investment strategy, the Acquiring Fund overall is subject to greater credit risk than the Target Fund.  In addition, the Acquiring Fund also has exposure to exchange-traded funds risk, high yield securities risk and sector risk as principal risks, which are not principal risks of the Target Fund.

3.
Under “Lower Fees and Expenses” in the President’s letter and in the Registration Statement, the Registrant discusses the expected reduction in annual fund operating expenses to Target Fund shareholders.  However, the discussion is based on a comparison of the Target Fund’s annual fund operating expenses, without taking into account the Target Fund’s voluntary fee waiver, to the Acquiring Fund’s annual fund operating expenses, taking into account the Acquiring Fund’s contractual fee waiver.  Add to the discussion a comparison of the expenses shareholders of the Target Fund are paying now, taking into account the voluntary waiver, to the expenses of the Acquiring Fund, taking into account the Acquiring Fund’s contractual fee waiver.

The Registrant has added the following disclosure, or a substantive equivalent, under “Lower Fees and Expenses” in the President’s letter and in the appropriate sections of the Registration Statement:

Taking into account the voluntary fee waiver in place for the Target Fund, shareholders are still expected to realize reductions in net annual fund operating expenses in the amounts of 0.28% for Class A shares, 1.19% for Class B shares (as compared to the Acquiring Fund’s Class A shares), 0.29% for Advisor Class shares, and 0.28% for Institutional Class shares.

4.
Under “Lower Fees and Expenses” in the President’s letter the Registrant states that the annual fund operating expenses of the Acquiring Fund’s Class A shares will be 1.35% lower than the annual fund operating expenses of the Target Fund’s Class B shares. Briefly explain that the Target Fund’s Class B shares will be converted to Acquiring Fund’s A shares.

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The Registrant has made the requested change in the President’s letter and in the appropriate sections of the Registration Statement.

5.
On the second page of the Q&A under “How will this affect me as a Target Fund shareholder?” the response states that “Class B shareholders of the Target Fund will receive Class A shares of the Acquiring Fund”.  Discuss the differences between Class B and Class A (e.g., loads).

The Registrant has added the following disclosure, or a substantive equivalent, under “How will this affect me as a Target Fund shareholder?”:

The Acquiring Fund does not offer Class B shares.  If you hold Class B shares of the Target Fund, you will receive Class A shares of the Acquiring Fund with an aggregate value equal to the aggregate value of the Class B shares you hold in the Target Fund as of the Closing Date.  Class A shares of the Acquiring Fund have a maximum front-end sales load of 2.50% on purchases and a contingent deferred sales charge of 1.00% on certain redemptions of Class A shares that are purchased without a sales load.  Class B shares of the Target Fund have no front-end sales load but charge a maximum deferred sales load of 4.00% on all redemptions. Distribution and service (12b-1) fees are charged at an annual rate of 0.30% for Class A shares and 1.00% for Class B shares.  Class B shares automatically convert to Class A shares after eight years.

6.
Under “How is the Target Fund different from the Acquiring Fund?” on page 3 of the Q&A, the response states that “the Target Fund has exposure to call risk, high portfolio turnover risk and liquidity risk as principal risks, which are not principal risks of the Acquiring Fund.”  The Staff understands that this comparison of principal risks may be derived from the disclosure of principal risk factors from each Fund’s prospectus.  While perhaps not principal risks of the Acquiring Fund relative to other risks to which that Fund may be exposed, the Staff questions whether, as a bond fund that invests in a variety of debt securities, the Acquiring Fund may, nonetheless, have more exposure to such risks as compared to the Target Fund.  Please consider providing a discussion of the relative exposure of both the Target and the Acquiring Fund to call risk, high portfolio turnover risk and liquidity risk.

The Registrant has considered each Fund’s exposure to call risk, high portfolio turnover risk and liquidity risk and added the following disclosure, or a substantive equivalent, under “How is the Target Fund different from the Acquiring Fund?” and in the appropriate sections of the Registration Statement:

The Acquiring Fund has greater exposure to credit risk than the Target Fund. The Acquiring Fund also has exposure to exchange-traded funds risk, high yield securities risk and sector risk as principal risks, which are not principal risks of the Target Fund.

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The Target Fund, on the other hand, is subject to call risk and high portfolio turnover risk as principal risks, which are not principal risks of the Acquiring Fund.

7.
Under “Will there be any changes to my fees and expenses as a result of the Reorganization?” on page 4 of the Q&A, there is a comparison of differences in the Funds’ Class A sales charges.  Include in this discussion a statement to the effect that the Target Fund’s Class B shares are not subject to an initial sales charge.

The Registrant has added the requested disclosure.

8.
Under “Will there be any changes to my fees and expenses as a result of the Reorganization?” on page 4 of the Q&A, the response states that “[b]oth Funds charge a contingent deferred sales charge (“CDSC”) on certain redemptions of Class A shares purchased without a sales charge.  Disclose the circumstances when a contingent deferred sales charge is applied.

The Registrant has added the requested disclosure.

9.
The last bullet point under “Considerations Regarding the Reorganization” states that “FIMCO believes that the only likely alternative to the Reorganization is the liquidation of the Target Fund.”  Briefly explain why FIMCO believes that liquidation is the only viable alternative to the Reorganization.

The following sentence has been added to the final bullet point under “Considerations Regarding the Reorganization:”

As the Target Fund’s assets have been declining over time, in FIMCO’s estimation, the Target Fund has limited prospects for attracting significant new assets.

10.
In the expense tables under “Comparative Fee and Expenses Tables” consider disclosing the annual fund operating expenses for the Target Fund after taking into account the Target Fund’s voluntary waiver.  The effects of the voluntary fee waiver may be disclosed in the table or in a footnote to the table.

Footnote 2 has been renumbered footnote 3 and the following disclosure has been added as footnote 2.  The disclosure below reflects information for Class A shares.  Similar footnotes have been added for Class B, Advisor Class, and Institutional Class shares:

FIMCO voluntarily waives advisory fees payable by the Target Fund.  These fee waivers are not reflected in the table and can be terminated by FIMCO at any time in its discretion.  For the period ended March 31, 2018, FIMCO voluntarily waived advisory fees for the Target Fund by 0.16% (annualized) for Class A shares resulting in net annual fund operating expenses of 1.07% for the Target Fund’s Class A shares.

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11.
Under “Comparison of Investment Policies” confirm supplementally that the Acquiring Fund looks through its investments in other investment companies for purposes of determining the Fund’s industry concentration.

The Registrant is not aware of any specific requirement under the federal securities laws or formal SEC position requiring an investment company to consider an underlying fund’s investments for the purposes of determining whether it is concentrated in an industry.  The Registrant confirms that the Acquiring Fund does not intend to use its investments in other investment companies to willfully gain indirect exposure to any industry that would otherwise be inconsistent with the Acquiring Fund’s fundamental investment policy with respect to concentration.

Accounting Comments

12.
The “Notes to the Pro Forma Financial Statements (unaudited) — Basis of Combination” states that the Acquiring Fund will be both the both the tax and accounting survivor with respect to the Reorganization.  Add corresponding disclosure to the Registration Statement.

The Registrant has included the requested disclosure in the appropriate sections of the Registration Statement.

13.
In the Q&A section at the top of page 4, disclose the  “as of” date of the data provided in the table in response to the question “Will there be any changes to my fees and expenses as a result of the Reorganization?”

The Registrant has included the requested disclosure immediately preceding the table.

14.
The second paragraph of the response to “Will the Reorganization result in any federal income tax liability for the Target Fund or its shareholders?” in the Q&A section states that “FIMCO anticipates disposing of approximately two-thirds of the holdings of the Target Fund close to the date for the Reorganization.”  Please disclose the following with respect to the anticipated portfolio realignment:  (i) the estimated net capital gain/loss that may be realized on the disposition of the Target Fund’s portfolio securities, (ii) the impact of any capital loss carryforwards available to the Target Fund, (iii) estimated portfolio transaction costs associated with the dispositions, and (iv) per share estimates of transaction costs and estimated capital gain/loss.  You may include this disclosure under “Federal Income Tax Consequences of the Reorganization” and cross reference to this information in the Q&A section.

The second paragraph of the answer to “Will the Reorganization result in any federal income tax liability for the Target Fund or its shareholders?” currently states that “[t]he anticipated sale of the Target Fund’s holdings prior to the Reorganization is not expected to result in the distribution of net capital gains to shareholders of the Target Fund.”  We have added

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“because the Target Fund’s portfolio currently has net unrealized depreciation and the availability of capital loss carryovers” to the end of that sentence to clarify the reasons why the Fund does not expect to distribute net capital gains.  Because Target Fund shareholders are not expected to receive capital gain distributions in connection with the portfolio realignment, the Registrant does not believe that disclosure regarding the estimated net capital gain/loss or the impact of capital loss carryovers would be useful to shareholders.  Therefore, the Registrant respectfully declines to add disclosure relating to these items.

The estimated portfolio transaction costs are disclosed under “Who is paying the costs of the Reorganization” in the Q&A section.  Estimated portfolio transaction costs are approximately $187,500 on net assets in the Target Fund of approximately $255 million as of May 31, 2018.  As the costs are de minimis on a per share level, the Registrant respectfully declines to include transaction costs information on a per share basis.

15.	Under “Who is paying the costs of the Reorganization” in the Q&A section, add disclosure explaining the basis for allocating the reorganization costs to the Target Fund.

The Registrant has amended the first sentence in the answer to the question as follows:

The costs of the Reorganization, including the costs associated with the preparation of the Reorganization Plan and Information Statement, printing and distribution costs, and legal and accounting fees and disbursements in connection with the Reorganization, will be borne by the Target Fund because the Reorganization offers Target Fund shareholders the opportunity to pursue their investment goals through another fixed income fund that is advised by FIMCO and realize reductions in both gross and net annual fund operating expenses.  The Reorganization also presents shareholders of the Target Fund whose shares have appreciated in value with the option of avoiding potential adverse tax consequences that may be associated with the distribution of proceeds in connection with a liquidation of the Target Fund.

16.
The last reported financial information for these Funds was the March 31, 2018 semi-annual report.  In some classes the difference in the expense ratios shown in the financial highlights in the semi-annual report is greater than the ratios used for the fee table and expense example in the Information Statement.  A footnote discussing the differences in the expense ratios (i.e. change in management fee, change in expense cap, etc.) should be included.

The Registrant has added the following footnote to each expense table:

The expense information in the table has been restated to reflect a decrease in the Acquiring Fund’s advisory fee effective as of January 31, 2018 and a new expense limitation agreement for the Acquiring Fund as of March 14, 2018.

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17.	Under “Comparative Fee and Expense Tables,” add a footnote to the fee table for Class B shares that discusses the terms of the contingent deferred sales charge that is assessed on Class B shares.

The Registrant has added the following disclosure to the first footnote to the expense table:

A contingent deferred sales charge is imposed on all redemptions of Class B shares made within 6 years after the date of purchase.  The contingent deferred sales charge declines over the 6 year period.  The contingent deferred sales charge on redemptions of Class B shares within the first two years after the date of purchase is 4%, the third or fourth year is 3%, the fifth year is 2% and the sixth year is 1%. Class B shares automatically convert to Class A shares after eight years.

18.
In the Example of Fund Expenses on page 7 of the Information Statement, the 10 year amount for Class B shares may be understated. Confirm the accuracy of the disclosure or make the necessary revisions.

The Registrant confirms the accuracy of the 10 year amount for Class B shares in the Example of Fund Expenses.

19.	The shares outstanding under Pro Forma Acquiring Fund - Class A (After Reorganization) in the Capitalization Table appears to be off by one share. The Staff notes that this is likely a rounding issue.

The Registrant has revised the pro forma figure for Class A shares to represent the sum of the preceding figures in the column.

20.
Please provide supplementally an analysis under the North American Securities Trust no action letter (“NAST Letter”)[1] relating to the determination that the Acquiring Fund will be the performance survivor of the Reorganization.

In the NAST Letter, the Staff stated that “[i]n determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.”  These factors are the same criteria outlined in the AICPA Accounting and Audit Guide for Investment Companies (“AICPA Guide”) that are applied to determine the proper accounting survivor of a fund combination.2

___________________________
1 SEC No-Action Letter (publicly available August 5, 1994).
2 Id.

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Based on a review of the factors noted in the NAST Letter, the Registrant has determined that it is appropriate for the Acquiring Fund to be the performance survivor in the Reorganization.  The analysis is as follows:

(1)
Investment Advisers.  FIMCO currently serves as the investment adviser of the Target Fund and the Acquiring Fund, and will serve as the investment adviser of the Acquiring Fund after the Reorganization (the “Combined Fund”).  Muzinich & Co, Inc. (“Muzinich”), which currently serves as the Acquiring Fund’s subadviser also will serve as the subadviser for the Combined Fund.  The portfolio manager at FIMCO, who currently manages the Target Fund and FIMCO’s portion of the Acquiring Fund, will continue to manage FIMCO’s portion of the Combined Fund.  Similarly, the portfolio management team at Muzinich that currently manages the portion of the Acquiring Fund that is allocated to high yield bonds will continue to do so for the Combined Fund.

(2)
Investment Objectives, Policies and Restrictions.  The Combined Fund will be managed in accordance with the investment objective, principal investment strategies and investment restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization.

(3)
Expense Structures and Expense Ratios.  The classes of the Combined Fund will have expense structures identical to, and expense ratios identical or very similar to, those of the Acquiring Fund. The gross and net expense ratios of each of the Combined Fund’s share classes is expected to be the lower than the gross and net expense ratios, respectively, of the Target Fund’s corresponding share classes (with Target Fund Class B shares being compared with the Combined Fund’s Class A shares), and in all cases will be closer to the gross and net expense ratios, respectively, of the Acquiring Fund.

(4)	Asset Size. As of May 31, 2018, the Target Fund, with assets of $254,648,202, was larger than the Acquiring Fund, with assets of $126,922,687.
(5)
Portfolio Composition.  The portfolio composition of the Combined Fund is expected to be substantially identical to that of the Acquiring Fund, except that the Combined Fund will invest cash and cash equivalents received from the Target Fund in the Reorganization in accordance with the investment objective, principal investment strategies and investment restrictions of the Combined Fund which are identical to those of the Acquiring Fund.

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(6)
Accounting Survivor.  The Staff stated in the NAST Letter that “generally the survivor of business combination for accounting purposes i.e the fund whose financial statements are carried forward will be the fund whose historical performance may be used by new or surviving fund.”[3]  After discussions with its independent registered public accounting firm, the Registrant has determined that the Acquiring Fund will be the accounting survivor in the Reorganization.

(7)	Legal Survivor. The Acquiring Fund will be the legal survivor in the Reorganization and will carry on operations under its Securities Act of 1933 and Investment Company Act of 1940 registrations.
The Registrant determined that the foregoing factors support the conclusion that it is appropriate for the Combined Fund to continue the historical performance of the Acquiring Fund because: (1) the investment adviser and sub-adviser, investment objective, strategies and restrictions, expense structure and expense rations, and portfolio composition of the Combined Fund are the same, or substantially the same, as those of the Acquiring Fund, and (2) the Acquiring Fund will be the accounting survivor and legal survivor in the Reorganization.  As no one factor is determinative, and all of the factors, other than the Funds’ asset size, point to the Acquiring Fund being the performance and accounting survivor, the Registrant has concluded that the Acquiring Fund’s performance should survive the Reorganization.

21.
Include in the “Federal Income Tax Consequences of the Reorganization” section of the Registration Statement a general discussion of the Target Fund’s anticipated disposition of portfolio securities in advance of the Reorganization and any potential gains to Target Fund shareholders.

The Registrant has added the following disclosure to the “Federal Income Tax Consequences of the Reorganization” section of the Registration Statement:

To better align the Target Fund portfolio with the principal investment strategies of the Acquiring Fund, FIMCO anticipates disposing of approximately two-thirds of the holdings of the Target Fund close to the date for the Reorganization. Because the Target Fund’s portfolio currently has net unrealized depreciation and the availability of capital loss carryovers, the anticipated sale of the Target Fund’s holdings prior to the Reorganization is not expected to result in the distribution of net capital gains to shareholders of the Target Fund.

22.
In the Statement of Additional Information (“SAI”), add an introductory paragraph preceding the pro forma financial statements that briefly sets forth a description of (i) the transaction, (ii) the entities involved, and (iii) the periods for which the pro forma

3 Id.

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information is presented. Also include in the SAI an explanation of what the pro forma financial presentation shows.

The Registrant has included the requested disclosure.

23.	In the Pro Forma Combined Portfolio of Investments, disclose those securities anticipated to be sold due to the Reorganization.

The Registrant has included the requested disclosure.

24.	In the Pro Forma Combined Portfolio of Investments every share or principal amount is followed by the letter “M.” Please include in a footnote an explanation of what the “M” notation stands for.

The Registrant has added the requested footnote.

25.
Immediately following the end of the Pro Forma Combined Portfolio of Investments, there is a footnote that states “Pro Forma adjustments are due to the costs of the Reorganization which will be borne by the Balanced Income Fund.”  The Staff notes that the costs of the Reorganization will be borne by the Target Fund.  Please revise this footnote accordingly.

The Registrant has corrected the note.

26.
Immediately following the end of the Pro Forma Combined Portfolio of Investments, the footnote that addresses the determination of interest rates on adjustable rate bonds discloses the end rate, but not the reference rate or the spread at the end of the period.  As required by Regulation S-X 12-12, revise the footnote to disclose the reference rate and spread at the end of the applicable period.

The Registrant has added the requested information for each adjustable rate bond in the Pro Forma Combined Portfolio of Investments.

27.	In the table showing Futures Contracts outstanding at March 31, 2018 at the bottom of page 6 of the SAI, disclose whether the contracts are long or short as required by Regulation S-X 12-13A.

The Registrant has added the requested disclosure.

28.
In the Pro Forma Statements of Assets and Liabilities the pro forma adjustments reflect accrued expenses of $262,605.  This figure includes transaction costs relating to the portfolio realignment in addition to the costs of the Reorganization.  Transaction costs are not Fund expenses.  Revise the Pro Forma Statements of Assets and Liabilities after offsetting the pre-Reorganization transaction costs against the Target Fund’s portfolio

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investments.

The Registrant has revised the Pro Forma Statements of Assets and Liabilities in light of the Staff’s comment.

29.
It is not clear where in the Pro Forma Statement of Operations there is an adjustment for Reorganization expenses.  The Staff notes that, as transaction costs are not Reorganization expenses, they should be offset against realized loss and that Reorganization costs should be included in “Other expenses.”

The Registrant has removed estimated transaction costs from the Pro Forma Statements of Operations. The estimated Reorganization costs are not reflected in the Pro Forma Statements of Operations because they are “nonrecurring” expenses. Rather, estimated Reorganization costs are reflected in the Pro Forma Statements of Assets and Liabilities and the Pro Forma Combined Portfolio of Investments.

30.
In the Notes to the Pro Forma Financial Statements—Reorganization Costs on page 11 of the SAI, disclose the estimated Reorganization costs and transaction costs, and include a statement regarding the proposed portfolio realignment.

The Registrant has added the requested disclosure.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Frank Genna Mary Najem Foresters Investment Management Company, Inc.